UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0058
Expires: August 31, 2015
Washington, D.C. 20549	Estimated average burden
hours per response 2.50
FORM 12b-25
SEC FILE NUMBER
000-33215
NOTIFICATION OF LATE FILING
CUSIP NUMBER
09656A105

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended:  December 31, 2012
[   ] Transition Report on Form 10-K
[   ] Transition Report on Form 20-F
[   ] Transition Report on Form 11-K
[   ] Transition Report on Form 10-Q
[   ] Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION
BMB Munai, Inc.
Full Name of Registrant
n/a
Former Name if Applicable
324 South 400 West, Suite 250
Address of Principal Executive Office (Street and Number)
Salt Lake City, Utah 84101
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The quarterly report of the registrant on Form 10-Q could not be timely filed because management requires additional time to compile and verify the data required to be included in the report.  The report will be filed within five calendar days of the date the original report was due.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Adam Cook	801	355-2227
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

☒ Yes☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of the sale of the Company’s wholly-owned and operating subsidiary, Emir Oil, LLP, during the three and nine month periods ended December 31, 2012 and 2011, respectively, the Company realized no revenues from continuing operations and realized revenues from discontinued operations during only the nine month period ended December 31, 2011.

The Company believes that total costs and operating expenses during the quarter ended December 31, 2012 will have increased approximately 152% compared to the quarter ended December 31, 2011.  This increase is the result of an anticipated 168% increase in general and administrative expenses.  We anticipate approximately an 89% decrease in total costs and operating expenses during the nine month period ended December 31, 2012 compared to the same period 2011.  This reduction is attributable to the sale of Emir Oil during the nine month period ended December 31, 2011.

The Company expects to realize losses from continuing operations for the three and nine month periods ended December 31, 2012 of approximately $780,000 and $2.6 million, respectively, compared to losses from continuing operations of approximately $305,000 and $23.6 million, respectively during the three and nine month periods December 31, 2011 primarily for the reasons discussed in the preceding paragraph.

BMB Munai, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 14, 2013	By	/s/ Evgeniy Ler
Evgeniy Ler
Chief Financial Officer